BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464
www.bakerdonelson.com

MARK L. MILLER, SHAREHOLDER

Direct Dial: 615.726.5740

Direct Fax: 615.744.5740

E-Mail Address: mlmiller@bakerdonelson.com

April 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Kathryn McHale

RE:	Franklin Financial Network, Inc.
Registration Statement on Form S-4
Filed February 14, 2014
File No. 333-193951

Dear Ms. McHale:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2014 to Mr. Richard E. Herrington regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter.

For ease of reference, we have reproduced your comment immediately preceding the Company’s response.

General

Comment

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Response

The Company has updated the financial statements and related disclosures in Amendment No. 1, in accordance with the updating requirements of Rule 3-12 of Regulation S-X. The Company has also provided an updated consent from its independent accountant as Exhibit 23.1 to Amendment No. 1.

ALABAMA •	FLORIDA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	TEXAS •	WASHINGTON, D.C.

United States Securities and Exchange Commission

April 8, 2014

Joint Proxy Statement/Prospectus Cover Page

Comment

2. Disclose the percentage of the combined company to be held by MidSouth shareholders following the merger.

Response

The Company has revised the joint proxy statement/prospectus cover page to disclose the percentage of the combined company to be held by MidSouth shareholders following completion of the merger.

Comment

3. Please indicate the aggregate number of shares you are offering. See Item 501(b)(2) of Regulation S-K.

Response

The Company has revised the joint proxy statement/prospectus cover page to disclose the aggregate number of shares of the Company’s common stock being offered by the Company pursuant to the merger.

Table of Contents, page iii

Comment

4. Please include a specific cross reference to the section discussing material tax consequences.

Response

In Amendment No. 1, we have included a specific cross reference in the Table of Contents to the discussion regarding the material United States federal income tax consequences of the merger.

Summary

Interests of Directors and Officers of MidSouth…page 7

Comment

5. Please expand each bullet point to quantify the aggregate amount to be paid. Revise the main section to provide quantification by person.

United States Securities and Exchange Commission

April 8, 2014

Response

In Amendment No. 1, we have expanded each bullet point in the “Summary” section to quantify the aggregate amount to be paid to each individual. We have provided quantification by person in the joint proxy statement/prospectus under the heading “Proposal No. 1 – The Merger – Interests of Certain MidSouth Executive Officers and Directors in the Merger” on pages 71-72.

Federal Income Tax Consequences, page 7

Comment

6. You must obtain and file an Item 601(b)(8) tax opinion supporting the assertion that the transaction will be tax free to MidSouth shareholders. Revise this section and the subheading to state that tax counsel opined that the transaction will be tax free to shareholders. In addition, state that you filed this opinion as an exhibit to the registration statement. Please make corresponding changes to the Q&A and main section.

Response

We have revised the “Federal Income Tax Consequences” section of the “Summary” section of the joint proxy statement/prospectus to state that tax counsel opined that the merger will be tax free to shareholders. In addition, we have indicated that we have filed this opinion as an exhibit to the registration statement. We have also made corresponding changes to the tax discussion in “Questions and Answers About the Merger” and “Material United States Federal Income Tax Consequences of the Merger.”

Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Balance Sheet September 30, 2013, page 16

Comment

7. Please revise the pro forma adjustments column for total liabilities to provide a total of $302.

Response

In accordance with Rule 11-02(c) of Regulation S-X, the Pro Forma Combined Consolidated Financial Information has been updated with the most recent fiscal year 2013 financial information. Accordingly, interim financial information is no longer needed. The pro forma financial information as of December 31, 2013 included in Amendment No. 1 includes the total, as requested by the Staff.

United States Securities and Exchange Commission

April 8, 2014

Unaudited Pro Forma Combined Consolidated Statement of Income For the Nine Month Period Ended September 30, 2013, page 17

Comment

8. You deducted interest expense from other borrowings from interest expense on deposits to derive total interest expense. Please revise the line item total titled total interest expense in the column titled Pro Forma September 30, 2013 Combined by adding interest expense for deposits and other borrowings to reflect the proforma information presented of $3,591. Please also ensure that the pro forma net income available to common shareholders is computed properly.

Response

In the pro forma financial information as of December 31, 2013 included in Amendment No. 1, we have added interest expense for deposits and other borrowings, and we have confirmed that the pro forma net income available to common shareholders is properly computed.

Unaudited Pro Forma Combined Consolidated Statement of Income For the Year Ended December 31, 2012, page 18

Comment

9. The proforma diluted earnings available to common shareholders per share of $.77 appears to be computed incorrectly. Please revise the Diluted Earnings Available to Common Shareholders per share in the column titled Pro Forma December 31, 2012 Combined and presented in Note 4 Earnings Per Common Share to reflect the information presented of $0.79. In addition, revise the tabular presentation for the Year Ended December 31, 2012 appearing in Note 4 — Earnings per Common Share and in the Unaudited Comparative Per Share Data appearing on page 25, accordingly.

Response

In the pro forma financial information as of December 31, 2013 included in Amendment No. 1, we have correctly computed pro forma diluted earnings available to common shareholders and have confirmed that the tabular presentation appearing in Note 5 – Earnings per Common Share to the pro forma financial information (formerly Note 4) and the Unaudited Comparative Per Share Data are computed accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 — Preliminary Estimated Acquisition Consideration, pages 18-19

Comment

10. We note your disclosure that the closing price of Franklin Financial Network, Inc.’s common stock as of September 30, 2013 was used for purposes of presenting the Unaudited Pro Forma Combined Consolidated Balance Sheet — September 30, 2013. Under ASC 805, the most

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April 8, 2014

recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise here and in Note 5 — Book Value Per Share, accordingly. In addition, please expand Note 2 to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

Response

We have adjusted the disclosures in Note 2 – Preliminary Estimated Acquisition Consideration to more clearly describe the basis for pricing conclusions, given the lack of marketability of FFN’s common stock. The following disclosure was added to Note 2 in Amendment No. 1:

“FFN common stock is not listed on an exchange and is rarely traded. Management of FFN is aware of a few recent trades as follows: 5,000 shares at $12.90 on October 4, 2013 and 2,500 shares at $13.00 on December 31, 2013. However, FFN issued 1,153,847 shares of common stock at $13.00 per share during the fourth quarter of 2013. FFN engages an outside vendor (Carson Medlin in 2013) to perform a valuation of its common stock for purposes of shares contributed to the 401(k) plan and the most recent valuation dated May 31, 2013 indicated a value of $13.00 per share as of December 31, 2012 . Finally, the implied value of the FFN stock in the negotiated deal with MidSouth, is $13.50. Considering all the above facts, management believes the estimated price of $13.50 is a reasonable price to use in valuing the deal, given the absence of trading volume.

Should the price of FFN stock be different from $13.50 per share at the closing date, it would change the related purchase price allocation. A change in price from the $13.50 per share used in the pro formas would primarily affect the amount of goodwill and total equity of FFN. If the price goes up, goodwill increases and if the price goes down, goodwill decreases, with a corresponding increase or decrease in FFN shareholders equity by the same amount. Tangible equity of FFN should not be affected unless the price of the stock decreases more than 26% or $3.50 per share. If that happened, tangible equity of FFN could increase if it was determined the fair value of the tangible net assets acquired exceeded the purchase price.”

Comment

11. Please present the allocation of the purchase price of MidSouth Bank to the excess of consideration to be paid over the net assets and identifiable intangible assets acquired.

United States Securities and Exchange Commission

April 8, 2014

Response

The allocation of purchase price has been shown in a more detailed format in Amendment No. 1 in new disclosure added as Note 3 – Preliminary Estimated Acquisition Consideration Allocation.

Note 3 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, pages 20-21

Balance Sheet

Comment

12. Please expand the note to ensure that it discloses how you determined the amount of premiums and discounts and the relevant assumptions.

Response

After the addition of new Note 3 – Preliminary Estimated Acquisition Consideration Allocation, the Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments are now included as Note 4. Note 4 has been expanded to include additional disclosures concerning the premiums and discounts along with the relevant assumptions.

Comment

13. Please disclose the nature of the deferred tax assets and the related amounts that you expect to realize as timing differences and net operating loss carryovers reverse. Please also tell us the estimated periods when you expect these items to reverse.

Response

In Note 4 - Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, adjustment b, in Amendment No. 1, we have disclosed the deferred tax asset as follows:

“The deferred tax asset (DTA) has been adjusted for the tax effect of the temporary differences in tax basis as compared to book basis (fair value) of assets acquired and liabilities assumed. It has also been adjusted to reflect the tax benefit of MidSouth’s tax net operating loss carryforwards (NOL’s). Utilization of the NOL’s will be limited by section 382 of the Internal Revenue Code, but they are expected to be fully utilized prior to their expiration. Substantially all of the DTA, other than that associated with the NOL’s, are expected to be fully utilized within five years. The NOL’s are expected to be fully utilized by 2025, well before expiration of the carryforward period.”

Comment

14. With regard to estimated transaction costs incurred prior to the merger of $1,800 in adjustment g, confirm that all of these costs, including data conversion costs, give effect to an

United States Securities and Exchange Commission

April 8, 2014

event that is (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. Please also clarify if you have paid all of the transaction costs at September 30, 2013 and, if not, tell us why you represent that you have paid all of these expenses in your proforma financial statements.

Response

We respectfully note that the language referenced by the Staff in Comment 14 from Rule 11-02(b)(6) of Regulation S-X relates to the pro forma condensed income statement treatment. The estimated transaction costs have not been reflected in the pro forma condensed income statement, because they do not have a “continuing impact on the registrant.” However, they have been reflected in the pro forma condensed balance sheet as required in Rule 11-02(b)(6) of Regulation S-X. Note 3 contained in the Registration Statement explains adjustment g in the original Registration Statement and states “transaction cost incurred prior to the date of the merger,” meaning they will be incurred prior to the date of the merger. The language has been adjusted to say, “transaction costs that will be incurred prior to the date of the merger,” and is now in Note 4 in Amendment No. 1. Furthermore, some of the estimated $1.8 million in transaction cost was incurred prior to December 31, 2013. Therefore, only the remaining amount of $1,328,000 is reflected in the pro forma condensed balance sheet.

Comment

15. Consider presenting your current estimate of the aggregate estimated merger costs (i.e., termination of employees and closing facilities and other business integrations costs), expected to be incurred in connection with the merger, which are excluded from the pro forma information in a separate note. This note should state management’s estimate of how these merger costs are expected to impact the liquidity of the newly combined companies going forward and should clearly identify this disclosure as forward-looking information.

Response

In Amendment No. 1, we added forward-looking disclosure at the end of Note 4 with respect to possible synergies and efficiencies related to the merger, as well as additional cost that may be incurred. This disclosure also addresses liquidity.

Note 6 — Preliminary Unaudited Pro Forma Regulatory Capital Ratios, page 24

Comment

16. With a view toward expanded disclosure please disclose how you determined the amount of average assets of $907,317, disallowed deferred tax asset of $4,400 and estimated pro forma risk-weighted assets of $630,021.

United States Securities and Exchange Commission

April 8, 2014

Response

In Amendment No. 1, we added the following disclosure to Note 7 – Preliminary Unaudited Pro Forma Regulatory Capital Ratios:

“Average assets and risk weighted assets, for purposes of calculating regulatory capital ratios, have been estimated by using those same averages as filed on bank regulatory reports for the fourth quarter of 2013, adjusted by the pro forma adjustments. Any of those adjustments that are disallowed, have been deducted from average assets and total capital accordingly. Bank regulators limit the amount of deferred tax assets that can be included in regulatory capital, to the amount that can be realized from a loss carryback, plus the lessor of 10% of capital or the amount that can be realized in the next 12 months. For purposes of the pro forma capital ratios, the amount has been limited to federal income taxes paid in 2013 and 2012, plus the amount that will be realized based on pro forma pretax income as presented.”

Comment

17. Please revise the Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio for MidSouth Bank to reflect the amounts of 14.95% and 16.20% for period September 30, 2013 consistent with the amounts presented under the title Capital Position and Dividends on Page 210.

Response

All risk based capital amounts have been updated in Amendment No. 1 and are consistent with amounts presented under “Capital Position and Dividends” in MidSouth’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unaudited Comparative Per Share Data, pages 25-26

Comment

18. The basic and diluted earnings per share of $.31 at September 30, 2013 and $.38 and $.37 at December 31, 2012 appear to be computed incorrectly based on footnote (1) of page 25. Please revise the Per Equivalent MidSouth Share earnings per common share basic and diluted as of and for the nine months ended September 30, 2013 and as of and for the year ended December 31, 2012 to reflect the information presented of $0.27 and $0.26 and $0.34 and $0.34.

Response

In Amendment No. 1, the basic and diluted earnings per share have been updated accordingly for December 31, 2013.

United States Securities and Exchange Commission

April 8, 2014

Risk Factors, page 27

Comment

19. Revise or eliminate the last sentence of the second introductory paragraph, as you are required to disclose all material risks.

Response

We have deleted the last sentence of the second introductory paragraph to the “Risk Factors” section in Amendment No. 1.

The opinion obtained by MidSouth…page 29

Comment

20. Revise this section to clarify why the failure to update the opinion is a risk to shareholders, since the obligation of the MidSouth board to make a recommendation to shareholders continues even without an updated opinion.

Response

In Amendment No. 1, we have revised this risk factor as requested by the Staff.

The Merger, page 42

Comment

21. Please provide the staff with all opinions, reports or other presentations provided by the financial experts to the relevant companies.

Response

In response to the Staff’s comment, we are providing to the Staff, on a supplemental basis under separate cover, all opinions, reports or other presentations provided by SunTrust Robinson Humphrey, Inc. (“STRH”), as FFN’s financial advisor, and by Sterne, Agee & Leach Inc. (“Sterne Agee”), as MidSouth’s financial advisor, in connection with the approval of the merger. This supplemental information is not filed with or part of the registration statement. All of these materials are being provided to the Staff pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with Rule 418 and Rule 12b-4, FFN is requesting that these materials be returned or destroyed promptly following completion of the Staff’s review.

Comment

22. We note that FFN-FSB provided financial projections to MidSouth’s financial advisor. Please revise the registration statement to disclose all material non-public information provided by FFN-FSB to MidSouth or its financial advisor. Also, confirm that MidSouth did not provide projections to FFN-FSB or its advisor or disclose the projections.

United States Securities and Exchange Commission

April 8, 2014

Response

In response to this comment, we have provided the financial projections provided by FFN and MidSouth. Please see the disclosure beginning on page 54 of Amendment No. 1 with respect to FFN’s financial projections and page 58 with respect to MidSouth’s financial projections.

Comment

23. Identify STRH and provide disclosure on the relationship and role in this transaction.

Response

We respectfully note that we identify STRH as SunTrust Robinson Humphrey, FFN’s financial advisor in connection with the merger, in the joint proxy statement/prospectus under the heading “Shareholders’ Meetings – Recommendations of the Boards of Directors” on page 43. The relevant sentence reads as follows: “In the course of reaching its decision to approve the FFN merger proposal, FFN’s board of directors, among other things, consulted with its legal advisors, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, regarding the share issuance and the legal terms of the merger agreement, and with its financial advisor, SunTrust Robinson Humphrey (“STRH”), as to the financial merits of the share issuance to the shareholders of FFN.” Please also see response to Comment 24 immediately below.

Comment

24. Explain why FFN is not obtaining a fairness opinion.

Response

FFN engaged STRH as its investment banker to assist in the negotiation of the merger and to provide professional financial services to the Board of Directors of FFN as to the financial merits of the share issuance to FFN’s shareholders. More specifically, the engagement letter with STRH described the following services to be provided:

(a) provide advisory services, including financial analysis, due diligence and transaction feasibility analysis of the proposed acquisition;

(b) assist in negotiations and related strategy concerning the proposed acquisition; and

(c) assist in corporate capital planning for such an acquisition, including seeking to identify possible financing.

In addition, the Tennessee Business Corporation Act (see T.C.A. §48-18-301) sets forth the general standards and duties of a director of a Tennessee corporation. The statute states “In

United States Securities and Exchange Commission

April 8, 2014

discharging such duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by: … (2) legal counsel, public accountants, or other persons as to matters the director reasonably believes are within the person’s professional or expert competence….” Many court and other interpretations of this provision, which is similar to the Model Business Corporation Act followed in most every jurisdiction in the United States, allow directors to rely on the advice of investment bankers in making board decisions, such as a significant acquisition.

With the above engagement and statutory basis, the Board of Directors and management of FFN met with representatives of STRH numerous times during the negotiation and decision-making process. These discussions examined not only the deal terms with MidSouth, but also alternative acquisitions available in the marketplace. The most important deal terms examined were the valuation analysis of MidSouth and the fairness of the deal terms to the shareholders of FFN.

Prior to the final vote being taken by the Board of Directors of FFN to approve the merger, representatives of STRH made a final valuation and fairness presentation to the Board of Directors of FFN, which included many pages of financial analysis such as:

•	state of the marketplace for community bank valuations, including improving public equity valuations and how size and scale can augment shareholder valuation;

•	how the merits of the transaction and the combined company profile will reward the shareholders of the combined entity;

•	review of and justification for transaction multiples;

•	valuation analysis of MidSouth based on three valuation methods: discounted cash flow analysis, public company trading analysis, and precedent transactions analysis;

•	financial implications of the transaction on FFN, including five year pro forma summary financial models, earnings per share accretion, and pro forma capital ratios; and

•	valuation analysis of the pro forma company, including branch expansion summary modeling.

The Board of Directors and management then discussed with legal counsel whether taking the extra step of obtaining a fairness opinion from STRH would be necessary in light of all the financial and fairness information already provided to the Board of Directors. Legal counsel advised the Board of Directors that its legal duties were sufficiently met with the presentations already presented, but that it should be a decision of the Board of Directors whether it felt that additional liability protection was worth the extra cost of having the fairness analysis reduced to a letter opinion. The Board of Directors determined that it had sufficient information to exercise its fiduciary duties, and the additional cost of the physical fairness opinion was not necessary.

United States Securities and Exchange Commission

April 8, 2014

In Amendment No. 1 on page 53, we have provided additional disclosure regarding STRH’s role in this transaction and the analysis of FFN’s Board of Directors in determining not to obtain a fairness opinion.

Comment

25. Disclose how the exchange ratio was determined.

Response

We have added the following disclosure concerning how the exchange ratio was determined in Amendment No. 1 on page 48:

“The exchange ratio of ..42596 was determined based on an implied per share value of FFN of $13.50, and an implied per share value of MidSouth of $5.75. The FFN implied per share value was calculated by taking the recent $13.00 per share price of the shares of common stock issued by FFN in a private placement in the fourth quarter of 2013, and adding an estimate of two quarters of retained earnings per share of $0.50, for a total implied per share value of $13.50 at the estimated closing of the transaction. The MidSouth implied per share was based on the tangible book value per share of MidSouth common stock, adding the approximate $6 million deferred tax asset, a market-based change in control premium and included other considerations such as relative balance sheet and earnings contributions to the combined company. STRH assisted FFN in the determination of the exchange ratio.”

Comment

26. Expand to disclose how the proposed terms changed between March 2013, August 2013, the October 29, 2013 draft agreement and the final agreement.

Response

In Amendment No. 1 on pages 44-51, we have clarified how the proposed terms changed between March 2013, August 2013, the October 29, 2013 draft agreement and the final agreement.

Opinion of MidSouth Bank’s Financial Advisor, page 51

Comment

27. Eliminate or revise the statement at the top of page 53 indicating that the description of analyses is not complete. You must disclose all material analyses underlying the opinion.

United States Securities and Exchange Commission

April 8, 2014

Response

In Amendment No. 1 on page 62, we have revised this disclosure to indicate that the description of the analyses underlying Sterne Agee’s opinion summarizes the material analyses performed and presented in connection with such opinion.

Comment

28. Expand the compensation disclosure at the top of page 63 to disclose the advisor’s fee and other compensation for services related to this transaction. Also disclose all compensation received in the past two years. Please refer to Section 1015(b)(4) of Regulation M-A.

Response

In Amendment No. 1, we have expanded this disclosure to disclose Sterne Agee’s fees and other compensation related to the merger, and we indicated that Sterne Agee did not receive any other compensation from MidSouth in the past two years other than with respect to the merger with FFN, as disclosed in Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

Comment

29. Revise to clarify that you have an opinion of counsel that the merger will be a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Response

In Amendment No. 1, we have indicated in the joint proxy statement/prospectus under the heading “Material United States Federal Income Tax Consequences of the Merger” that we have an opinion of counsel that the merger will be a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Comment

30. State that the opinion is filed as an exhibit to the registration statement.

Response

As requested by the Staff, in Amendment No. 1, we have indicated in the joint proxy statement/prospectus under the heading “Material United States Federal Income Tax Consequences of the Merger” that the opinion of tax counsel is filed as an exhibit to the registration statement.

United States Securities and Exchange Commission

April 8, 2014

Exhibit 8.1

Comment

31. Opining that that “the discussion set forth in the Registration Statement….is accurate in all material respects” is not sufficient to satisfy the opinion requirement of Item 601 (b)(8) because a description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please revise and refer to Corporation Finance’s Staff Legal Bulletin No. 19 for further guidance.

Response

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (“Baker Donelson”) has revised its tax opinion as requested by the Staff. The revised tax opinion is filed as Exhibit 8.1 to Amendment No. 1.

Comment

32. The Exhibit 8 “short-form” opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered.

Response

Baker Donelson has revised its tax opinion as requested by the Staff. The revised tax opinion is filed as Exhibit 8.1 to Amendment No. 1. In addition, in Amendment No. 1, we have indicated in the joint proxy statement/prospectus under the heading “Material United States Federal Income Tax Consequences of the Merger” that this disclosure is the opinion of counsel and the opinion being given. See page 82 in Amendment No. 1.

Comment

33. Revise the last paragraph to remove the implication that shareholders cannot rely upon the tax opinion. Reliance on the opinion may not be limited by person.

Baker Donelson has revised its tax opinion as requested by the Staff. The revised tax opinion is filed as Exhibit 8.1 to Amendment No. 1.

United States Securities and Exchange Commission

April 8, 2014

Please contact me at (615) 726-5740 if you have any questions regarding these responses.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Mark L. Miller

Mark L. Miller

cc:	Richard E. Herrington, President and Chief Executive Officer